Exhibit 99.1

EuroZinc Mining Corporation

RESTATED SECOND QUARTER REPORT

For the six months ended June 30, 2005 and 2004

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Management Discussion and Analysis

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(in thousands of US dollars)
	June 30,	December 31,
	2005	2004
	(Unaudited)	(Restated)
	(Restated)
	(Note 11)
ASSETS
Current
Cash and cash equivalents	$ 29,231	$ 29,245
Accounts receivable	38,343	35,065
Inventories	10,220	17,122
Prepaid expenses and other current assets	2,411	3,507
Total Current Assets	80,205	84,939
Restricted cash	18,550	19,209
Property, plant and equipment (Notes 2 and 3)	304,025	279,189
Future income tax asset	15,926	31,671
Deferred financing costs	2,715	4,851
Total Assets	$ 421,421	$ 419,859

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 33,892	$ 32,378
Taxes payable	12,268	18,803
Loan payable	-	10,000
Current portion of copper put premiums (Note 5)	6,962	2,572
Current portion of long-term debt (Note 4)	23,451	15,403
Total Current Liabilities	76,573	79,156
Long-term debt (Note 4)	73,463	103,939
Net derivative instrument liability (Note 5)	25,137	29,258
Aljustrel production liabilities (Note 6)	12,183	15,755
Asset retirement obligations (Note 7)	61,432	52,605
Other obligations upon mine closure	1,918	1,900
Total Liabilities	250,706	282,613

SHAREHOLDERS' EQUITY
Share capital (Note 8)	147,339	128,386
Fair value of options and warrants	4,395	4,114
Currency translation account	(10,707)	10,296
Retained earnings (deficit)	29,688	(5,550)
Total Shareholders' Equity	170,715	137,246

Total Liabilities and Shareholders' Equity	$ 421,421	$ 419,859

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except for per share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(Restated	(Note 1)	(Restated)	(Note 1)
	(Note 11)		(Note 11)
Net revenue	$ 58,767	$ 5,536	$ 122,179	$ 5,536
Operating costs	26,849	2,155	57,097	2,155
Accretion of asset retirement obligations	926	106	1,499	106
Depreciation, amortization and depletion	6,841	589	10,404	607
Operating profit	24,151	2,686	53,179	2,668

Expenses
General and administration	1,655	996	2,860	1,232
Exploration	144	-	144	-
Interest and accretion of long-term debt	2,159	329	4,421	509
Financing costs	2,039	31	3,755	31
Stock-based compensation	110	1,166	435	1,166
Foreign exchange gain	(1,070)	(1,059)	(2,812)	(1,143)
Interest and other income	(1,763)	(192)	(2,138)	(254)
Gain on settlement of debt	(1,580)	-	(1,580)	-
Unrealized loss on derivative instruments	651	-	1,529	-
	2,345	1,271	6,614	1,541

Income before taxes	21,806	1,415	46,565	1,127
Current income taxes	5,164	-	9,787	-
Future income taxes	380	-	1,539	-
Net income for the period	$ 16,262	$ 1,415	$ 35,239	$ 1,127

Earnings per share - basic - CDN$	$ 0.04	$ 0.01	$ 0.08	$ 0.00
Earnings per share - basic - USD	$ 0.03	$ 0.00	$ 0.07	$ 0.00
Earnings per share - diluted - CDN$	$ 0.04	$ 0.01	$ 0.08	$ 0.00
Earnings per share - diluted - USD	$ 0.03	$ 0.00	$ 0.07	$ 0.00
				-
Weighted average shares outstanding - basic	520,522	343,775	513,869	314,158
Weighted average shares outstanding - diluted (Note 9)	527,243	353,470	523,466	330,296

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at June 30, 2005
(Unaudited - in thousands of US dollars and shares in thousands)
			Fair Value
			of Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Account	(Deficit)	Total
Balance, December 31, 2003	255,494	$ 46,228	$ -	$ 135	$ (20,735)	$ 25,628
Issued for cash, net of issue costs	205,800	76,373	-	-	-	76,373
Issued on exercise of stock options	2,200	315	-	-	-	315
Issued on exercise of warrants	16,042	5,046	-	-	-	5,046
Stock based compensation		424	4,114	-	-	4,538
Effect of foreign currency translation		-	-	10,161	-	10,161
Effect of change in accounting policy		-	-	-	(497)	(497)
Net income for the year (Restated)		-	-	-	15,682	15,682
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(5,550)	137,246
Issued on exercise of stock options	1,880	724	(160)	-	-	564
Issued on exercise of warrants	49,139	18,229	-	-	-	18,229
Stock based compensation		-	441	-	-	441
Effect of foreign currency translation		-	-	(21,003)	-	(21,003)
Net income for the period - Restated		-	-	-	35,238	35,238
Balance, June 30, 2005 - Restated (Note 11)	530,555	$ 147,339	$ 4,395	$ (10,707)	$ 29,688	$ 170,715

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	Restated		Restated
	(Note 11)		(Note 11)	(Note 1)
Cash flow from (used by) operating activities
Net income for the period	$ 16,262	$ 1,415	$ 35,239	$ 1,127
Non-cash items:
Depreciation, amortization and depletion	6,841	589	10,404	607
Unrealized gain on foreign exchange	(1,478)	(1,101)	(1,478)	(1,228)
Unrealized loss on derivative instruments	651	-	1,529	-
Gain on settlement of debt	(1,580)	-	(1,580)	-
Amortization of deferred financing costs	1,490	31	3,206	31
Accretion expense	1,661	269	2,646	433
Stock-based compensation	110	1,166	435	1,166
Future income taxes	380	-	1,539	-
Other	(525)	-	(469)	(1)
	23,812	2,369	51,471	2,135
Changes in non-cash working capital items	10,432	4,621	2,583	4,630
Cash provided (used) by operating activities	34,244	6,990	54,054	6,765

Cash flow used by investing activities
Property, plant and equipment expenditures	(8,283)	(912)	(13,251)	(1,821)
Acquisition of subsidiary, net of cash	-	(145,618)	-	(159,209)
Purchase of price participation payments (Note 2)	-	-	(26,000)	-
Proceeds from sale of assets	287	-	287	-
Payment of copper put premiums	(1,036)	-	(2,072)	-
Aljustrel production liabilities settlement payments	(136)	-	(682)	-
Restricted investments	(1,519)	-	(1,519)	-
	(10,687)	(146,530)	(43,237)	(161,030)

Cash flow from (used by) financing activities
Shares issued for cash	3,787	57,025	18,791	80,391
Deferred financing costs	(314)	(4,411)	(1,323)	(4,411)
Loan proceeds	-	110,000	76,013	110,000
Loan and capital lease repayments	(40,746)	(8)	(106,097)	(11)
	(37,273)	162,606	(12,616)	185,969

Effect of exchange rate changes on cash and cash equivalents	(1,855)	(1,799)	1,785	(1,803)

Increase (decrease) in cash and cash equivalents during the period	(15,571)	21,267	(14)	29,901
Cash and cash equivalents, beginning of period	44,802	12,900	29,245	4,266
Cash and cash equivalents, end of period	$ 29,231	$ 34,167	$ 29,231	$ 34,167

Supplemental disclosure on non-cash investing and financing activities
Purchase of equipment under capital lease	$ 3,510	$ -	$ 3,510	$ -
See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

1.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as our most recent annual consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (“VIE”) effective for the Company’s first quarter commencing January 1, 2005 whereby the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.  Accordingly, these consolidated financial statements should be read in conjunction with the Company’s 2004 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

The Company adopted the US dollar as its reporting currency in fiscal year 2004 and restated the amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (CDN$ average rate for US$1.00 – 2005: 1.2346; 2004: 1.3589) (average rate for €1.00/US$1.00 – 2005: 1.2769; 2004 – 1.2240) and assets and liabilities were translated at the closing rates in effect at the end of each period (CDN$ for US$1.00 - 2005: 1.2254; 2004: 1.3338) (€1.00/US$1.00 – 2005: 1.2092; 2004 – 1.2073).

2.

BUSINESS ACQUISITION - RESTATED

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353,000 (128,041,000 Euros).

The acquisition agreement also provided the vendors with additional consideration (“Price Participation Payments”) on 50 percent of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date.  Subsequently, the Price Participation Payments were purchased from the vendors for $48,000,000, of which $22,000,000 was paid on December 22, 2004 and $26,000,000 was paid on January 28, 2005.  The effective date of this purchase was October 1, 2004.  Prior to September 30, 2004, the Company had made a price participation payment of $10,526,000 to the vendors.  This payment and the purchase of the Price Participation Payments were added to the purchase price.

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$28,867
Property, plant and equipment	138,389
Mineral properties	80,174
Mine development	30,796
Future income tax asset	7,344
Restricted cash	15,962
301,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$214,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$154,353
Additional consideration paid to September 30, 2004	10,526
Purchase of Price Participation Payments paid to December 31, 2004	22,000
Purchase of Price Participation Payments paid to January 28, 2005	26,000
Acquisition costs	3,442
Less: cash acquired	(1,906)
Total purchase price	$214,415

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	June 30, 2005			December 31, 2004
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$ 92,038	$ 4,701	$ 87,337	$ 56,122	$ 1,931	$ 54,191
Aljustrel	14,595	-	14,595	11,594	-	11,594
Crypto	288	-	288	288	-	288
	106,921	4,701	102,220	68,004	1,931	66,073
Plant and equipment
Neves-Corvo	174,060	17,978	156,082	162,447	11,264	151,183
Aljustrel	6,377	291	6,086	6,823	247	6,576
Other	207	93	114	110	71	39
	180,644	18,362	162,282	169,380	11,582	157,798
Development and other
Neves-Corvo	13,810	-	13,810	28,807	-	28,807
Aljustrel	23,262	-	23,262	24,034	-	24,034
Malhadinha	2,429	-	2,429	2,459	-	2,459
Crypto	22	-	22	18	-	18
	39,523	-	39,523	55,318	-	55,318

Total	$ 327,088	$ 23,063	$ 304,025	$ 292,702	$ 13,513	$ 279,189

During the six months ended June 30, 2005, the Company spent $26,000,000 to purchase the remaining 51% balance of the Price Participation Payments, $9,146,000 on capital purchases and $5,723,000 on development expenditures primarily at the Neves-Corvo mine.

4.

LONG-TERM DEBT

Long-term debt consists of:

	June 30,	December 31,
	2005	2004
Somincor bonds - 2005 to 2009	$32,649	$36,777
Collateralized term loan	-	50,000
Somincor commercial notes (a)	31,439	-
Price participation loan (b)	21,632	22,000
Capital lease obligations	6,775	5,260
Deferred employee housing sales	659	740
EU interest free investment loan	3,760	4,565
Total	96,914	119,342
Less: current portion	(23,451)	(15,403)
Long-term portion of long-term debt	$73,463	$103,939

b)

On March 31, 2005, the Company entered into an unsecured, three-year commercial paper facility for the issuance of up to 40,000,000 Euros (US$51,664,000) of commercial notes (the “Commercial Notes”) with European banking syndicate, maturing on March 31, 2008.  These Notes have variable maturities of up to six months from date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually.  The interest rates at June 30, 2005 on the two outstanding amounts were 2.86% on $24,184,000 (€20,000,000) and 2.80% on $7,255,200 (€6,000,000), respectively.  The proceeds were used to repay the $50,000,000 collateralized term loan.

EBITDA ratio is calculated as earnings before interest, tax, depreciation and amortization as a percentage of net debt.

Financing costs to set up the Commercial Notes facility of $315,000 were deferred and are amortized over the term of the facility.  Banking, legal and other fees paid to maintain the facility are expensed as financing costs in the period incurred.

b)

Price participation loan

On January 28, 2005 the Company borrowed an additional $26,000,000 bringing the loan to $48 million.  By June 30, 2005 the Company had repaid $26,368,000, leaving an outstanding balance of $21,632,000.  On August 2, 2005, the Company repaid an additional $15,948,000 based on sales for the three months ending June 30, 2005.

The price participation loan bears interest at LIBOR plus a margin of 3.5 percent and is repayable by quarterly payments commencing January 31, 2005.

5.

NET DERIVATIVE INSTRUMENT LIABILITY - RESTATED

As at June 30, 2005, net derivative instrument liability is comprised of:

		June 30, 2005		December 31, 2004
			Cumulative		Cumulative
			Unrealized		Unrealized
	Cost	Fair Value	Loss	Fair Value	loss
Copper put options	$ 21,241	$ 2,597	$ (18,644)	$ 4,172	$ (17,069)
Copper calls and puts	-	(11,058)	(11,058)	(14,623)	(14,623)
Interest rate swaps - $50 million	-	-	-	(436)	(436)
Forward foreign exchange contracts	-	(3,954)	(3,954)	-	-
	21,241	(12,415)	(33,656)	(10,887)	(32,128)
Deferred premiums		(19,684)	-	(20,943)	-
Total	21,241	(32,099)	(33,656)	(31,830)	(32,128)
Less: current portion of deferred premiums	-	6,962	(6,962)	2,572	(2,572)
Long-term portion of derivative instrument liability	$ 21,241	$ (25,137)	$ (40,618)	$ (29,258)	$ (34,700)

During the six months ended June 30, 2005, the Company granted 3,050,000 incentive stock options at exercise prices between CDN$0.65 and CDN$0.89 per share and expiring between March 17, 2010 and June 10, 2010.   The Company recognized a stock-based compensation expense of $435,000 in the current period, which approximates its fair value.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life – 2.5 years; risk free interest rate – 3.4 percent; expected volatility – 50 percent; and no dividend yield.

The following table summarizes information concerning stock options outstanding as at June 30, 2005:

			Weighted
			Average
			Remaining
		Number of	Contractual	Number of
	Year of	Options	Life	Options
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)	Exercisable
$0.15 - $0.36	2006	290,000	1.2	290,000
$0.10	2007	2,880,000	2.5	2,880,000
$0.60 - $0.66	2009	9,860,000	4.2	9,860,000
$0.65 - $0.90	2010	3,050,000	4.8	1,900,000
		16,080,000	3.8	14,930,000

c)

Share Purchase Warrants

The following table summarizes information concerning share purchase warrants outstanding as at June 30, 2005:

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)
$0.40 - $0.60	2005	3,837,500	0.3
$0.60 - $0.75	2006	12,695,005	0.9
		16,532,505	0.6

During the six months ended June 30, 2005, the Company issued 49,498,152 common shares for proceeds of $22,702,000 pursuant to the exercise of share purchase warrants.

9.

EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of shares outstanding during the period. The diluted earnings per share is calculated using the treasury stock method which assumes options and warrants, with an exercise price lower than the average quoted market price are exercised at the later of the beginning of the reporting period, or time of issue.  The proceeds from such options are then used to buy back the Company’s shares at the average price during the each reporting period. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common share were not included in the calculation of diluted earnings per share as the effect would have been anti-dilutive.  The average quoted market price during the three and six month periods ended June 30, 2005 was CDN$0.81 and CDN$0.71 per common share, respectively.

Diluted weighted average shares outstanding are calculated as follows:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Weighted average shares outstanding – Basic	520,522,364	513,868,784
Incremental common shares issued on assumed exercise of options and warrants	6,720,348	9,597,189
Weighted average shares outstanding – Diluted	527,242,712	523,465,973

10.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not necessary.

11.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.  Furthermore, the Company needed to restate an error in recording derivatives at fair value as well as the related consequences.

The effect of this restatement on the Company’s consolidated financial statements for the second quarter ended June 30, 2005 is summarized as follows:

	Previously Reported	Adjustment	Restated

Consolidated Balance Sheets
Total assets	$ 421,401	$ 20	$ 421,421
Total liabilities	253,086	(2,380)	250,706
Shareholders' equity	$ 168,315	$ 2,400	$ 170,715

For the three months ended June 30, 2005

Consolidated Statements of Operations
Income before income taxes	$ 20,915	$ 891	$ 21,806
Current income taxes	(6,698)	1,534	(5,164)
Future income taxes	(383)	3	(380)
Net income for the period	$ 13,834	$ 2,428	$ 16,262

For the six months ended June 30, 2005

Consolidated Statements of Operations
Income before income taxes	$ 46,754	$ (189)	$ 46,565
Current income taxes	(12,484)	2,697	(9,787)
Future income taxes	(1,878)	339	(1,539)
Net income for the period	$ 32,392	$ 2,847	$ 35,239

Subsequent to June 30, 2005 the Company:

a)

entered into forward foreign exchange contracts to purchase €26,000,000 on a weekly basis for the second half of 2005 at an exchange rate between US$1.2250 and US$1.2850 per €1.00, which is determined on each weekly maturity date.

b)

extinguished the $50,000,000 interest rate swap facility with a payment of $297,000.  This amount was charged to interest and accretion of long-term debt expense.

CORPORATE INFORMATION

DIRECTORS

J. Edward Fletcher

Chairman

Colin K. Benner

Vice-Chairman

Ryan T. Bennett

Christian Bué

John A. Greig

Graham E. Mascall

David F. Mullen

John G. Shanahan

Ronald S. Simkus

OFFICERS

Colin K. Benner

Vice-Chairman and

Chief Executive Officer

Amjad J. Ali

Executive Vice-President and

Chief Financial Officer

Ronald A. Ewing

Executive Vice-President,

Corporate Affairs and

Corporate Secretary

Garnet L. Dawson

Vice-President, Exploration

Adriano F. Barros

Vice President, Business

   Development – Portugal

Gordon C. Jang

Corporate Controller

SHARES LISTED

Toronto Stock Exchange

Symbol - EZM

SHARE CAPITALIZATION

Authorized:   Unlimited

Issued:     533,590,596

AUDITORS

PricewaterhouseCoopers LLP

Suite 700 – 250 Howe Street

Vancouver, BC

V6C 3S7

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

510 Burrard Street

Vancouver, BC

V6C 3B9

LEGAL COUNCIL

Gowling Lafleur Henderson LLP

Suite 2300 - Four Bentall Centre

1050 Dunsmuir Street

Vancouver, BC

V7X 1J1

PORTUGAL OFFICES

Pirites Alentejanas, S.A.

Av. de Algares

7600-015 Aljustrel

Portugal

Ph: +351-284-601-461

Sociedade Mineira de Neves-Corvo S.A.

Apartado 12,

7780-909 Castro Verde

Portugal

Ph:  +351-286-689-000

CORPORATE HEAD OFFICE

EuroZinc Mining Corporation

Suite 1601, 543 Granville Street

Vancouver, British Columbia

Canada,  V6C 1X8

Ph:                  604 – 681 – 1337

Fax:                604 – 681 – 1339

Toll Free:  1 – 866 – 571 – MINE

E-Mail:  info@eurozinc.com

Web:     www.eurozinc.com

Investors Relations: 1-888-225-9662